UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Closing of Color China Acquisition

As disclosed on Color Star Technology Co., Ltd.’s (the “Company”) Current Report on Form 6-K (the “Initial 6-K”) filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, the Company entered into certain Share Exchange Agreement (the “Agreement”) on May 7, 2020 with Color China Entertainment Limited (“Color China”), a Hong Kong limited company, and certain shareholders of Color China (the “Sellers”).

On June 3, 2020, the transaction contemplated by the Agreement, as amended, consummated when the Company issued 4,633,333 ordinary shares of the Company to the Sellers and the Sellers transferred all of Color China’s issued and outstanding shares to the Company.

Simultaneously with the consummation of the transaction, key members of Color China’s management team have entered into certain Non-Competition and Non-Solicitation Agreement with the Company. The Sellers have also entered into certain Lock-Up Agreement with the Company pursuant to which the Sellers agreed that without the prior written consent of the Company, the Sellers will not for a period of 6 months after the consummation of the transaction (i) offer, pledge, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s ordinary shares, or (iii) make any demand for or exercise any similar right with respect to the registration of any of the Company’s ordinary shares.

This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933 as not involving any public offering.

Description of Color China

Immediately following the closing of the transaction contempt by the Agreement, the business of Color China became part of our business. Registered in Hong Kong, Color China is a start-up company in the performance support and music education business with a significant collection of music performance equipment.

The following diagram illustrates our current corporate structure following the acquisition of Color China:

Summary of Business

Color China is an emerging company in the performance support and music education business with a significant collection of music performance specific equipment. Color China’s management team has extensive experience in large-scale entertainment performance, equipment leasing and IP licensing. Color China’s founders have unique experience in working with many renowned artists and have also established good relationships with major record companies and entertainment agencies around the world. Leveraging its unique resources, Color China is in the process of building an online entertainment and music education platform featuring artists and professional producers as its lead instructors.

Management’s Plan for the Color China Business

Management believes that the online entertainment and music education platform being built by Color China will bring innovative changes to the current state of music education and entertainment industry. Entertainment and music education will no longer be divided by nationality, region, and cultural differences. Through the Internet, Color China can provide professional entertainment and music education globally.

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and online education are experiencing enormous growth which management believes will last long after the pandemic. The Company’s management believes that these market conditions have created tremendous opportunity for Color China’s business plan, and therefore expects to focus on the expansion of Color China’s business in light of its great potential for revenue generation and profitability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 5, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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